SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: August 9, 2004
(Date of earliest event reported)

D E E R E & C O M P A N Y
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changed since last report.)

 **JOHN DEERE**

Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

DEERE EARNINGS CONFERENCE CALL
TO BE BROADCAST ON WEBSITE

MOLINE, IL -- (9 August 2004) Deere & Company today said its third-quarter earnings conference call would be broadcast over the Internet on Tuesday, August 17, beginning at 9:00 a.m. CDT. During the call, the company's financial and operating performance will be discussed with analysts, investors and other members of the financial community.

The conference call can be accessed at *www.deere.com/confcall.* An archived version will be available on the Deere website for a period of time afterward.

The Deere earnings release, and other financial information referred to in the conference call, can be accessed at *www.deere.com/financialreport*s.

# # #

About John Deere: John Deere (Deere & Company-NYSE:DE) is the world's leading manufacturer of agricultural and forestry equipment; a major manufacturer of construction equipment; and a leading supplier of equipment used in lawn, grounds and turf care. Additionally, John Deere manufactures engines used in heavy equipment and provides financial services and other related activities that support the core businesses. Since it was founded in 1837, the company has established a heritage of quality products and services providing performance that endures to customers worldwide.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

DEERE & COMPANY

By: */s/ JAMES H. BECHT*
       James H. Becht
       Secretary

Dated: August 9, 2004